CROWN
(registered trademark)

Crown Central Petroleum Corporation
Refiners / marketers of petroleum products & petrochemicals
One  North Charles Street, P.O. Box 1168, Baltimore, Maryland 21203,  (410)
539-7400


EXHIBIT 20







October 30, 1997                     RESULTS THIRD QUARTER 1997


Dear Shareholders:

     Crown Central Petroleum Corporation announced today a net profit of $11.3 million ($1.16 per share) compared to a net loss of $3.6 million ($.37 per share) for the same period in 1996. Sales and operating revenues in the quarter amounted to $413 million compared to $398 million last year. For the first nine months of the year, Crown reported a net profit of $19.9 million ($2.04 per share) on revenues of $1.2 billion. This compares to a net loss of $13.6 million ($1.40 per share) on flat revenues for the same period in 1996.

     Crown experienced its strongest third quarter since 1988 and the best quarter since the second quarter of 1990. For the nine months, refinery operating gross profit was up from $97 million in 1996 to over $136 million, an increase of 41%. The U.S. Gulf Coast 3.2.1 instantaneous crack spread, used for measuring refining margins, averaged $4.28 per barrel for the third quarter as compared to $2.31 per barrel for the same period in 1996. Wholesale margins on gasoline were especially strong, driven by full utilization of U.S. domestic refining capacity and low inventories. Crude prices remained relatively stable throughout the period with the exception of an upward spike at the end of September continuing into the fourth quarter.

     The long planned maintenance turnaround, involving the crude distillation and coking process units at the Company's Pasadena, Texas refinery, was carried out successfully and on budget within a three week period beginning the middle of September. The turnaround was timed to capture peak margins in the market during the summer driving season cycle.

     Crown's retail marketing segment results were mixed for the quarter. Third quarter same store merchandise sales and margins showed 7% and 11% increases, respectively, over the same period of last year. Retail gasoline gallonage was down 3%, as the Company had a less aggressive gasoline pricing posture. As with most of the retail gasoline businesses, Crown's gross retail gasoline margin was down for the third quarter reflecting a change of 35% from the previous year; the petroleum industry frequently experiences lower retail margins when refining margins are higher.

     Crown personnel have performed exceptionally well and achieved very positive operating results. While margins have improved, the Company's successful strategies have contributed to these earnings. I am more confident than ever of Crown's future role in the domestic refining and marketing industry despite the many challenges facing us.

     Following passage of the Clean Air Act in 1990, domestic refiners began investing heavily in capital facilities to achieve compliance. At the same time, this provided the opportunity for the industry to engineer refinements that led to increased capacity known as "capacity creep" and the production of more higher priced transportation fuels (higher conversion ratios). As a result, significant new transportation fuel capacity was added to the domestic refining industry. More recently, this increase has peaked but demand has continued to increase at the same time. This has led to a classic supply demand scenario leading to the longer term potential of higher margins and greater investment returns.

     Thank you for your continued support and confidence during this challenging period.


                         Sincerely,



                         HENRY A. ROSENBERG, JR.
                         Chairman of the Board,
                         Chief Executive Officer and President


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


        Crown Central Petroleum Corporation and Subsidiaries
            Dollars in thousands, except per share data

                           Nine Months Ended    Three Months Ended
                             September 30          September 30
                           1997        1996      1997        1996
                         ---------   --------  ---------   --------
Sales and operating      $1,198,76  $1,200,18  $412,798   $397,889
revenues                 1          8

Income (loss) before       31,854                                              (20,970        )  17,540          (
income taxes                                              4,343 )

Net income (loss)          19,896                                              (13,634        )  11,265          (
                                                          3,636 )

Net income (loss) per        2.04                                                (1.40        )    1.16          (
share                                                     .37   )

Weighted average shares
used in the computation  9,737,64                                            9,718,1529,745,62          9
of income (loss) per     0                     6          ,732,378
share


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

                 CROWN CENTRAL PETROLEUM CORPORATION
                        OPERATING STATISTICS

                              Nine Months Ended   Three Months Ended
                                September 30         September 30
                               1997       1996      1997      1996
                            ---------  ---------  --------  --------
                                           -          -         -
COMBINED REFINERY
OPERATIONS
-----------------------

Production (BPD - M)              159       151       158        153
Production (MMbbl)               43.4      41.4      14.5       14.1
Sales (MMbbl)                    42.8      43.9      15.0       13.8
Gross Margin ($/bbl)             3.18      2.20      4.16       2.48
Gross Profit ($MM)              136.1      96.8      62.3       34.3
Operating Cost ($/bbl)          (2.24                                         )   (2.13)    (2.23)     (2.33        )
Operating Cost ($MM)            (96.1                                         )   (93.6)    (33.4)     (32.2        )
Refining Operating Profit        40.0       3.2      28.9        2.1
(Loss)  ($MM)

RETAIL
-----------------------
Number Stores                     339       344       339        344
Volume (pmps - Mgal)              130       129       132        133
Volume (MMgal)                    396       398       134        138
Gasoline Gross Margin           0.105     0.128     0.092      0.139
($/gal)
Gasoline Gross Profit ($MM)      41.5      51.1      12.3       19.2

Merchandise Sales (pmps -        25.8      24.9      27.6       26.1
$M)
Merchandise Sales ($MM)          78.7      77.2      28.1       26.9
Merchandise Gross Margin         30.6      28.9      30.1       29.2
(%)
Merchandise Gross Profit         24.1      22.3       8.4        7.9
($MM)

Retail Gross Profit ($MM)        65.6      73.4      20.7       27.1
Retail Operating Costs          (18.0                                         )   (19.4)    (18.5)     (20.0        )
(pmps - $M)
Retail Operating Costs          (54.9                                         )   (59.9)    (18.8)     (20.6        )
($MM)
Retail Non-Operating             (0.9                                         )     1.5      (0.1)      (0.3        )
(Expense) Income ($MM)
Retail Operating Profit           9.8      15.0       1.8        6.2
($MM)

WHOLESALE / TERMINAL
  OPERATING (LOSS) PROFIT        (2.9                                         )     1.0       1.2        1.5
($MM)

OTHER
----------

LIFO Recovery (Provision)        15.0     (15.7)     (1.7)      (6.8        )
($MM)
Corporate Overhead  ($MM)       (15.2                                         )   (14.8)     (4.7)      (4.7        )
Net Interest (Expense)           (8.8                                         )    (9.5)     (2.9)      (3.3        )
($MM)
Other (Expense) Income           (6.0                                         )    (0.2)     (5.0)       0.7
($MM)
Income Tax (Expense)            (12.0                                         )     7.4      (6.3)       0.7
Benefit ($MM)

Total Net Income (Loss)          19.9     (13.6)     11.3       (3.6        )
($MM)

Depreciation & Amortization      23.2      24.0       7.9        8.0
($MM)
Net Interest Expense ($MM)        8.8       9.5       2.9        3.3
LIFO (Recovery) Provision       (15.0                                         )    15.7       1.7        6.8
($MM)
(Gain) loss from Asset           (0.4                                         )     0.1      (0.3)       0.1
Disposals ($MM)
Income Tax Expense               12.0      (7.4)      6.3       (0.7        )
(Benefit) ($MM)

EBITDAAL ($MM)                   48.5      28.3      29.8       13.9

Capital Expenditures ($MM)       20.4      19.8       8.2        5.0



BPD = Barrels Per Day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions

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